UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of SEPTEMBER, 2007.

                         Commission File Number: 0-30390


                             ROCHESTER RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           ROCHESTER RESOURCES LTD

Date:  September 28, 2007                  /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Chairman


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ROCHESTER RESOURCES LTD.
                                                                       TSXV: RCT
                                                                    OTCBB: RCTFF
                                                                  Frankfurt: R5I
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           400 - 535 Howe Street, Vancouver, British Columbia, V6C 2Z4
                    Phone: (604) 484-6614 Fax: (604) 688-3348








                        NOTICE OF MEETING AND RECORD DATE


TO:   All Applicable Securities Commissions
      TSX Venture Exchange

Pursuant to the requirements of National Instrument 54-101 in connection with the upcoming annual general meeting of the shareholders of ROCHESTER RESOURCES LTD., the Company hereby provides the following notice:

1.  Meeting Type:                                       Annual General Meeting
2.  Meeting Date:                                       November 20, 2007
3.  Record Date:                                        October 17, 2007
4.  Location:                                           Vancouver, BC
5.  CUSIP No.                                           77174P102
6.  Class of Securities Entitled to Receive Notice:     Common
7.  Class of Securities Entitled to Vote:               Common

DATED this 19th day of September, 2007.

                                                   ON BEHALF OF THE BOARD,


                                                   /s/ NICK DEMARE
                                                   -----------------------
                                                   Nick DeMare, Director




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